Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated January 7, 2026
Relating to Preliminary Prospectus Supplement dated January 7, 2026
To Prospectus dated April 1, 2024
Shelf Registration Statement No. 333-278428-01

Pricing Term Sheet

Vornado Realty L.P.
$500,000,000 5.750% Notes due 2033

Issuer:	Vornado Realty L.P.
Securities Offered:	5.750% Notes due February 1, 2033 (the “Notes”)
Expected Security Ratings* (Moody’s/Standard & Poor’s/Fitch):	Ba1 / BBB- / BB+
Principal Amount:	$500,000,000 aggregate principal amount
Maturity Date:	February 1, 2033
Trade Date:	January 7, 2026
Settlement Date**:	January 14, 2026 (T + 5)
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2026
Coupon:	5.750% per annum
Benchmark Treasury:	U.S. Treasury 3.875% due December 31, 2032
Benchmark Treasury Price:	99-26¼
Benchmark Treasury Yield:	3.905%
Spread to Benchmark Treasury:	+ 187.5 bps
Yield to Maturity:	5.780%
Public Offering Price:	99.824% per note
Net Proceeds:	$495,370,000 (after deducting the underwriting discount and before expenses associated with the transaction)
Optional Redemption: Make-whole Call: Par-Call:	Make-whole call at T + 30 basis points On or after December 1, 2032 (2 months prior to the maturity date)

CUSIP/ISIN:	929043 AN7 / US929043AN77
Joint Book-Running Managers:

BofA Securities, Inc.
PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

J.P. Morgan Securities LLC

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Citizens JMP Securities, LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

M&T Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Co-Managers:	Cabrera Capital Markets LLC ING Financial Markets LLC Loop Capital Markets LLC Standard Chartered Bank Academy Securities, Inc.

*      A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**    Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the date of delivery will be required, by virtue of the fact that the Notes will initially settle T + 5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day before the date of delivery should consult their own advisors.

Vornado Realty L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty L.P. has filed with the SEC for more complete information about Vornado Realty L.P. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling BofA Securities, Inc. toll-free at 1-800-294-1322, PNC Capital Markets LLC toll-free at 1-855-881-0697, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER ELECTRONIC MAIL SYSTEM.